UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement Form S-8 (File No. 333-258412) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Material Definitive Agreement

On December 13, 2021, Gambling.com Group Limited, a public limited company organized under the laws of the Channel Island of Jersey (the “Company” or "Gambling.com Group"), and GDC America, Inc., a Florida corporation and a subsidiary of the Company (“GDC America”), entered into a Stock Purchase Agreement (the “Purchase Agreement”), by and among Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, and Christopher Liss (each, a “Seller” and, collectively, the “Sellers”). The Sellers are the sole shareholders of Roto Sports, Inc. (“Roto Sports”), a California corporation, owner and operator of rotowire.com, a provider of expert fantasy sports news and advice.

The Purchase Agreement provides that, subject to the terms and conditions set forth therein, GDC America will acquire from the Sellers all of the issued and outstanding shares of capital stock of Roto Sports (the "Transaction"). The aggregate purchase price for the Transaction is US$27.5 million (subject to adjustments for (i) the working capital, cash, and indebtedness of Roto Sports at closing), and (ii) any transaction expenses of Roto Sports or the Sellers (to the extent unpaid at closing) payable in three tranches of cash and, at the Company's election, unregistered ordinary shares of the Company ("Parent Shares"). The aggregate cash portion of the purchase price will be paid with cash on hand. A portion of the purchase price will be paid on the first and second anniversaries of the closing of the Transaction, subject to a Seller not being a "bad actor" (as such term is defined in the Purchase Agreement) at the point in time when such a payment is due.

The closing is subject to customary closing conditions. The Transaction is expected to close in January 2022.

The Purchase Agreement contains representations, warranties, covenants, and indemnities of each party customary for a transaction of this nature. Between the date of the Purchase Agreement and the Closing Date, the Sellers have generally agreed to operate Roto Sports in the ordinary course of business, subject to certain matters which require the prior consent of GDC America.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2021 (the "Form 20-F").The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement.

The representations and warranties and covenants set forth in the Purchase Agreement have been made only for the purposes of the Purchase Agreement and solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties were made only as of the dates specified in the Purchase Agreement. Accordingly, the Purchase Agreement will be filed with the Form 20-F only to provide investors with information regarding the terms of the Purchase Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

On December 13, 2021, the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Gambling.com Group furnishes an investor presentation under the cover of Form 6-K as Exhibit 99.2 (the “Investor Presentation”), which is incorporated by reference herein. The Investor Presentation is to be used in connection with investor meetings. The information contained in Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Cautionary Note Concerning Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this Form 6-K, including statements relating to the closing of the Transaction, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks include our ability to manage expansion into the U.S. markets and other markets; compete in our industry; our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow; the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; mitigate and address unanticipated performance problems on our websites, or platforms; attract, retain, and maintain good relations with our customers; anticipate market needs or develop new or enhanced offerings and services to meet those needs; stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business; anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business; obtain and maintain licenses or approvals with gambling authorities in the U.S.; effectively manage our growth and maintain our corporate culture; identify, recruit, and retain skilled personnel, including key members of senior management; our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions; our ability to maintain, protect, and enhance our intellectual property; our intended use of the net proceeds from this offering; our ability to manage the increased expenses associated and compliance demands with being a public company; our ability to maintain our foreign private issuer status; and other important risk factors discussed under the caption “Risk Factors” in Gambling.com Group's prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group's other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated December 13, 2021
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: December 14, 2021